# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Limited, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 09/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001430885

## Reporting persons
- BDC Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 6,657,508; shared voting power 0; sole dispositive power 6,657,508; shared dispositive power 0; aggregate amount beneficially owned 6,657,508 (4% of the class)
  Comment: 1. Prior to September 21, 2026, BDC Capital Inc. ("BDC") held 6,658,408 Class A Multiple Voting Shares ("Class A Shares") of Xanadu Quantum Technologies Limited (the "Company"), each of which is convertible at the holder's option into one Class B Subordinate Voting Share ("Class B Share"). BDC's conversion rights are subject to a Blocker Notice limiting conversion to 9.99% of outstanding Class B Shares.
  
  2. On September 21, 2026, BDC converted 6,177,060 Class A Shares into Class B Shares. Between September 22, 2026 and the date of this filing, BDC sold 900 Class B Shares on the open market.
  
  3. The percentage of beneficial ownership reported herein is based on publicly available information regarding the number of issued and outstanding Class B Shares as of September 22, 2026.
  
  4. BDC Capital Inc. is a subsidiary of the Business Development Bank of Canada, a Crown corporation whose sole shareholder is the Government of Canada.

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Limited
Address of issuer's principal executive offices: 777 Bay Street Suite 2400, Toronto, A6 M5G 2C8

## Item 2. Person Filing
Name of person filing: BDC Capital Inc. ("BDC") is a subsidiary of the Business Development Bank of Canada, a Crown corporation whose sole shareholder is the Government of Canada.
Address of principal business office or, if none, residence: 5 Place Ville Marie, Suite 100, Montreal, Quebec H3B 5E7, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,657,508, comprised of 6,176,160 Class B Subordinate Voting Shares held directly plus 481,348 Class B Subordinate Voting Shares issuable upon conversion of Class A Multiple Voting Shares within 60 days pursuant to Rule 13d-3(d)(1)(i), subject to the Blocker Notice.
Percent of class: 4.0
Sole power to vote or to direct the vote: 6,657,508
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,657,508
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Not Applicable

## Signatures
- BDC Capital Inc.: /s/ Lisa To, Lisa To, VP and Lead (09/25/2026)